UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION					OMB Number: 3235-0101
Washington, D.C. 20549					Expires: December 31, 2009
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FORM 144					SEC USE ONLY

DOCUMENT SEQUENCE NO.
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print)			(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.	WORK LOCATION

Natural HealthTrends Corp.			59-2705336	0-26272

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.

	2050 Diplomat Drive	Dallas	Texas	75234	AREA CODE 972	NUMBER 241-4080

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET	CITY	STATE	ZIP CODE
Gary C. Wallace	N/A	Officer	2050 Diplomat Drive	Dallas	Texas	75234

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the	Name and Address of Each Broker Through Whom the	Broker-Dealer	Number of Shares	Aggregate	Number of Shares	Approximate	Name of Each
Class of	Securities are to be Offered or Each Market Maker	File Number	or Other Units	Market	or Other Units	Date of Sale	Securities
Securities	who is Acquiring the Securities		To Be Sold	Value	Outstanding	(See instr. 3(f))	Exchange
To Be Sold			(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(MO. DAY YR.)	(See instr. 3(g))

Common Stock	E*Trade 671 N. Glebe Road, 11th Floor Arlington, Virginia 22203		681	$217.92 (per 3/16/09 closing price)	*******	3/17/09	Nasdaq Capital Market

Common Stock	E*Trade 671 N. Glebe Road, 11th Floor Arlington, Virginia 22203		164	$52.48 (per 3/16/09 closing price)	********	3/17/09	Nasdaq Capital Market

Common Stock	E*Trade 671 N. Glebe Road, 11th Floor Arlington, Virginia 22203		545	$174.40 (per 3/16/09 closing price)	********	3/17/09	Nasdaq Capital Market

Common Stock	E*Trade 671 N. Glebe Road, 11th Floor Arlington, Virginia 22203		137	$43.84 (per 3/16/09 closing price)	********	3/17/09	Nasdaq Capital Market

Common Stock	E*Trade 671 N. Glebe Road, 11th Floor Arlington, Virginia 22203		1,402	$448.64 (per 3/16/09 closing price)	********	3/17/09	Nasdaq Capital Market

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown
2.	(a)	Name of person for whose account the securities are to be sold			by the most recent report or statement published by the issuer
	(b)	Such person’s I.R.S. identification number, if such person is an entity		(f)	Approximate date on which the securities are to be sold
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10%		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147(01-07)

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any of the purchase price or other consideration therefor:

Title of	Date you		Name of Person from Whom Acquired	Amount of	Date of	Nature of Payment
the Class	Acquired	Nature of Acquisition Transaction	(If gift, also give date donor acquired)	Securities Acquired	Payment

Common Stock	April 21, 2007	Grant of Restricted Stock	Natural Health Trends Corp.	25,000	N/A	N/A

Common Stock	June 26, 2007	Grant of Restricted Stock	Natural Health Trends Corp.	6,000	N/A	N/A

Common Stock	Dec. 31, 2007	Grant of Restricted Stock	Natural Health Trends Corp.	5,000	N/A	N/A

Common Stock	March 15, 2008	Grant of Restricted Stock	Natural Health Trends Corp.	20,000	N/A	N/A

Common Stock	Nov. 13, 2008	Grant of Restricted Stock	Natural Health Trends Corp.	51,500	N/A	N/A

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Amount of
Name and Address of Seller	Title of Securities Sold	Date of Sale	Securities Acquired	Gross Proceeds

remarks:	The shares covered by this Form 144 are being sold pursuant to Rule 10b5-1(c) sales plans dated June 15, 2007, September 12, 2007, June 6, 2008, and December 15, 2008, respectively, and the representation below regarding the seller’s knowledge of material information speaks as of that plan adoption dates for the sales covered by those plans. The proceeds derived from the sale of shares covered by this Form 144 will be applied to the payment of taxes resulting from the vesting of certain of the above referenced shares of restricted stock. The exact number of shares to be sold as indicated in Item 3(c) above is subject to the actual price per share at which shares are sold to generate the proceeds required to pay taxes.

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

March 17, 2009 date of notice	/s/ Gary C. Wallace (SIGNATURE)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (01-07)